EXHIBIT 99.3


MADGE NETWORKS N.V.                                                 [MADGE LOGO]
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+31) (0) 23 5685526
Fax:   (+31) (0) 23 5685528


                               MADGE NETWORKS N.V.
                     FOURTH QUARTER AND FISCAL 1999 RESULTS

          SEQUENTIAL REVENUE INCREASE OF 23 PER CENT IN FOURTH QUARTER

Amsterdam, The Netherlands (January 19, 2000) -- Madge Networks N.V. (NASDAQ NM:
MADGF), a global network solutions provider, today announced results for its fourth fiscal quarter and full financial year ended December 31, 1999. (1)

Madge reported revenues of US$51.8 million for the fourth fiscal quarter, an increase of $9.6 million or 23 per cent compared to revenues of $42.2 million for the third quarter of 1999. Revenues for the fourth quarter of 1998 were $53.3 million. The net loss was $5.3 million, or $(0.13) per share for the quarter, compared to a net profit of $2.7 million, or $0.06 per share, for the fourth quarter of fiscal 1998. Results for the 1999 quarter include special gains of $8.8 million related to the release of certain provisions partly offset by a charge related to the reorganization of Madge.connect.

For the 1999 fiscal year Madge reported revenues from continuing operations of $196.2 million, compared to $242.4 million for the twelve months ended December 1998. The net loss for the year ended December 1999, based on continuing operations was $40.3 million, or $(1.00) per share, and compares to a net profit on the same basis of $8.9 million or $0.20 per share, for 1998. (2)

Including Madge's Ethernet Division (disposed of in the third quarter of 1998) revenues for the fiscal year ended 1998 were $301.4 million.

Net loss for the fiscal year ended December 1999, including disposals and non-recurring charges, was $40.3 million, or $(1.00) per share, in comparison to



(1) For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on the calendar month end, whereas, in fact, the Company operates on the basis of thirteen-week financial quarters.

(2) Results of Continuing Operations exclude Madge's Ethernet
    Division Lannet, disposed of in the third quarter 1998, and Non-Recurring charges incurred in the year to December 1998.
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a profit of $35.8 million, or $0.80 per share for the same period in 1998.

Cash balances at December 31, 1999 were $30 million compared to $130 million at December 31, 1998. Madge.web has significant investment plans and as announced in separate press releases today Madge has started activities to fund these plans, including the introduction of new equity into Madge.web and the option, following the approval of the Securities and Exchange Commission, to sell securities of Madge Networks N.V. Based on current business projections Madge's existing resources are sufficient to continue its investment plans into the third quarter.

MADGE.WEB

Madge.web is a European-based company which provides network infrastructure and application services to address the specific needs of multinational finance and media companies. During the fourth quarter, the division added 28 new customers. Madge.web revenues for the fourth quarter were $7.8 million, compared with $7.9 million for the third quarter of 1999. Additional new contracts were signed during the quarter to an annualized value of $5.5 million.

MADGE.CONNECT

Madge.connect is a global supplier of advanced networking products including Token Ring solutions, ISDN switching and IP-based video networking for large enterprises. Madge.connect revenues increased 28% to $44 million from $34.3 million in the third quarter.

"We are very pleased with the results for the fourth quarter," said Robert Madge, Chairman of Madge Networks N.V. "The return to strength of Madge.connect revenues, supported by last August's acquisition of Olicom's Token Ring business, demonstrates the success of our strategy to consolidate our market position as the number one player in the Token Ring market, and continued cost reduction will provide the basis for significant profit and cash generation. Madge.web is proceeding according to plan with a significant momentum of new orders, and further signing of new customers."

"Last quarter was a particularly important period for Madge.web," continued Madge, "as we showed the first fruits of our entry into services for the media market, demonstrated by new orders for our advertising bureau services of more than half a million dollars annualized. Our partnership with RealNetworks to


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establish the Madge Broadcast Network for streaming media in Europe will further boost our position in this market."

Investors will have the opportunity to listen to management's discussion of its fourth quarter and year-end results in a conference call to be held Thursday, January 20th at 8:30 a.m. (Eastern Time) over the Internet through Vcall at www.vcall.com. To listen to the live call please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. A link to the Vcall will also be available from our website at www.madge.com. For those who cannot listen to the live broadcast, a replay will be available shortly thereafter by dialing 1-800-633-8284 (858-812-6440 for international callers), reservation #14194855, or by visiting our website at www.madge.com.

ABOUT MADGE NETWORKS N.V.

Founded in 1986, Madge Networks N.V. (NASDAQ NM: MADGF) is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. The company's goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. The company's main business centers are at Wexham Springs, United Kingdom, New York City and Eatontown, New Jersey. Madge Networks N.V., a company organized under the laws of the Netherlands, is the parent company of Madge.web Holdings B.V. and Madge.connect Holdings B.V. Information about Madge's complete range of products and services can be accessed on the World Wide Web at www.madge.com

PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., ability to raise additional funds, changing technologies, competition, management of change and changed resource allocation resulting from these and other factors). Forward-looking statements in this press release include statements that refer to the introduction of new equity, the issuing of new securities, the sufficiency of Madge's existing resources to meet projected requirements, our investment requirements, the continued cost reduction in Madge.connect, the significant profit and cash generation in Madge.connect, the momentum of new orders for Madge.web and the boost the RealNetworks partnership will have on our position in the market, and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings.

Madge, the Madge logo, Madge.web and Madge.connect are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies.


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Contact: Madge Networks, Wexham Springs, United Kingdom
Internet: www.madge.com

Company Contact:                           Investor Relations Contact:
Chris Bradley, Chief Financial Officer     John Nesbett
MADGE NETWORKS N.V.                        LIPPERT/HEILSHORN & ASSOC.
Tel: (+44) 1753 661172                     Tel: 212-838-3777

Lisa Ellis, Director of Investor & Public Relations
MADGE NETWORKS N.V.
Tel: 212-709-1007

                               Madge Networks N.V.
                      Condensed Consolidated Balance Sheets
                                   (Unaudited)
                                 (in thousands)



                                                                    DEC. 31,             DEC. 31,
                                                                     1999                 1998
                                                                   --------              --------
 ASSETS
 Current assets:
 Cash, cash equivalents, and short-term investments(1)             $ 29,971              $130,494
 Accounts receivable, net                                            38,655                38,966
 Inventories                                                         16,160                11,474
 Prepaid expenses and other current assets                           10,697                13,884
                                                                   --------              --------
 Total current assets                                                95,483               194,818

 Investments, property and equipment, net                            44,923                30,174
 Intangible assets, net                                              52,092                    --

 Total assets                                                      $192,498              $224,992
                                                                   ========              ========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
 Accounts payable and accrued liabilities                          $ 92,639              $ 90,661
 Income taxes payable                                                16,715                13,228
 Short term borrowings                                                7,107                 1,633
 Short term obligations                                               3,298                 2,178
                                                                   --------              --------
 Total current liabilities                                          119,759               107,700
 Long-term obligations                                                3,563                   899
                                                                   --------              --------
 Total liabilities                                                  123,322               108,599

 Shareholders' equity                                                69,176               116,393
                                                                   --------              --------
 Total liabilities and shareholders' equity                        $192,498              $224,992
                                                                   ========              ========

________
(1)    Cash includes a balance of $10.5M that has restricted use.

                               Madge Networks N.V.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (in thousands)


                                                         THREE MONTHS ENDED
                                                            DECEMBER 31,
                                                        1999            1998
                                                     -------------------------

Net sales                                            $ 51,803         $ 53,317
Cost of sales                                          31,550           23,358
                                                     --------         --------
Gross profit                                           20,253           29,959
Operating expenses:
Sales & marketing                                      19,353           17,343
Research & development                                  6,859            9,244
General and administrative                              7,824            1,156
Special Gains                                          (8,776)              --
                                                     --------         --------
Total operating expenses                               25,260           27,743
                                                     --------         --------
(Loss) income from operations                          (5,007)           2,216
Net interest income (expense)                             160            1,561
                                                     --------         --------
(Loss) income before tax                               (4,847)           3,777
Income tax provision (benefit)                            409            1,083
                                                     --------         --------
Net (Loss) income                                    $ (5,256)        $  2,694
                                                     ========         ========
Earnings per share
Basic                                                $  (0.13)        $   0.06
Diluted                                              $  (0.13)        $   0.06

Weighted Average Shares Outstanding
Basic                                                  40,305           43,191
Diluted                                                40,305           43,344











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                               Madge Networks N.V.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                                 (in thousands)

                                                       RESULTS OF CONTINUING            GROUP RESULTS (INCL. DISPOSED
                                                             OPERATIONS                DIVISION & NON-RECURRING ITEMS)
                                                        TWELVE MONTHS ENDED                  TWELVE MONTHS ENDED
                                                            DECEMBER 31,                        DECEMBER 31,

                                                        1999            1998               1999               1998
                                                     ---------       ---------          ---------          ---------
Net sales                                            $ 196,152       $ 242,356          $ 196,152          $ 301,372
Cost of sales                                          115,547         117,670            115,547            147,103
                                                     ---------       ---------          ---------          ---------
Gross profit                                            80,605         124,686             80,605            154,269
Operating expenses:
Sales & marketing                                       73,145          64,194             73,145             81,667
Research & development                                  33,230          36,013             33,230             48,021
General and administrative                              23,339          14,903             23,339             18,556
Special Gains                                           (7,539)             --             (7,539)           (29,611)
                                                     ---------       ---------          ---------          ---------
Total operating expenses                               122,175         115,110            122,175            118,633
                                                     ---------       ---------          ---------          ---------
(Loss) income from operations                          (41,570)          9,576            (41,570)            35,636
Net interest income (expense)                            2,195           2,344              2,195              3,272
                                                     ---------       ---------          ---------          ---------
(Loss) income before tax                               (39,375)         11,920            (39,375)            38,908
Income tax provision (benefit)                             938           3,068                938              3,085
                                                     ---------       ---------          ---------          ---------
Net (Loss) income                                    $ (40,313)      $   8,852          $ (40,313)         $  35,823
                                                     =========       =========          =========          =========

Earnings per share
Basic                                                $   (1.00)      $    0.20          $   (1.00)         $    0.81
Diluted                                              $   (1.00)      $    0.20          $   (1.00)         $    0.80

Weighted Average Shares Outstanding
Basic                                                   40,420          44,404             40,420             44,404
Diluted                                                 40,420          44,624             40,420             44,624